Exhibit 99.1

CooTek Announces Third Quarter 2018 Unaudited Financial Results

SHANGHAI, China, November 14, 2018 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•                      Net revenue was US$36.8 million, an increase of 300% from US$9.2 million during the same period last year.

•                      Gross profit margin was 90.7%, an increase of 43.5% from 47.2% during the same period last year.

•                      Net income was US$2.8 million, compared to a net loss of US$5.2 million during the same period last year.

•                      Adjusted net income1 (Non-GAAP) was US$3.5 million, compared to adjusted net loss (Non-GAAP) of US$4.9 million during the same period last year.

Third Quarter 2018 Operational and Other Financial Highlights

•                      The average daily active users (“DAUs”) of our global products2 were 143.9 million in September 2018, compared to 89.4 million in September 2017, representing a 61% year-on-year growth.

•                      The average monthly active users (“MAUs”) of our global products2 were 213.7 million in September 2018, compared to 133.9 million in September 2017, representing a 60% year-on-year growth.

•                      The average DAUs of our portfolio products3 were 11.0 million in September 2018, compared to 0.7 million in September 2017, representing a 14.7 times year-on-year growth.

•                      The average MAUs of our portfolio products3 were 33.7 million, compared to 2.3 million in September 2017, representing a 13.5 times year-on-year growth.

•                      The user engagement4 of our portfolio products in September 2018 was approximately 33%, which remained stable as compared to that in June 2018.

•                      The average DAUs of TouchPal Smart Input were 132.9 million in September 2018, compared to 88.7 million in September 2017, representing a 50% year-on-year growth.

•                      The average MAUs of TouchPal Smart Input were 180.0 million in September 2018, compared to 131.6 million in September 2017, representing a 37% year-on-year growth.

•                      The user engagement of TouchPal Smart Input in September 2018 was approximately 74%, which remained stable as compared to that in June 2018.

1  “Adjusted net income” (Non-GAAP) is a non-GAAP measure, which is defined as net income excluding share-based compensation and compensation expense related to ordinary share repurchase. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2  “global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and portfolio products that are designed for the global market.

3  “Portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

4  User engagement is calculated by dividing DAUs by MAUs of certain products for a certain period of time.

	Portfolio Products			TouchPal Smart Input
	DAUs	MAUs	Engagement	DAUs	MAUs	Engagement
Mar’ 17	0.1	0.5	20.0%	61.7	96.6	63.9%
Jun’ 17	0.3	0.8	37.5%	75.3	113.8	66.2%
Sep’17	0.7	2.3	30.4%	88.7	131.6	67.4%
Dec’17	2.9	9.4	30.9%	101.9	148.2	68.8%
Mar’ 18	4.6	14.4	31.9%	115.7	161.6	71.6%
Jun’ 18	7.3	22.2	32.9%	125.4	171.7	73.0%
Sep’18	11.0	33.7	32.6%	132.9	180.0	73.8%

•                      Portfolio products continued to be the main driver of revenue growth, contributing approximately 66.6% to the total revenue.

•                      The effective price per impression delivered on our global products in the third quarter of 2018 increased by 107% year-on-year.

“We are achieving meaningful progress in our efforts to empower everyone to enjoy relevant content seamlessly,” said Karl Zhang, CooTek co-founder and Chairman. “We are pleased with our third quarter DAU growth for both our portfolio products and TouchPal Smart Input. Especially, in September, the average DAUs of our portfolio products increased by about 50% to reach 11 million, compared to the average DAU in June. Our third quarter results reflect our success in effectively growing our global user base, sustaining high level of user engagement and retaining our users by delivering more relevant content through news feed.”

“We are committed to building an AI-driven global content delivery platform and to realizing our mission. Our strategies focus on growing our global user base and investing in AI and big-data technologies to improve our content delivery capabilities and strengthen our advertising business,” concluded Mr. Zhang.

Third Quarter 2018 Financial Results

Net Revenue

(in US$ thousands, except percentage)	3Q 2018	2Q 2018	3Q 2017	QoQ % Change	YoY % Change
Advertising Revenue	36,332	27,643	8,656	31.4%	319.7%
Other Revenue	455	716	531	-36.4%	-14.3%
Total Revenue	36,787	28,359	9,187	29.7%	300.4%

Net revenue for the third quarter was US$36.8 million, an increase of 30% from US$28.4million last quarter and 300% from US$9.2 million during the third quarter of 2017. The increases were primarily due to the increase in the mobile advertising revenues.

Mobile advertising revenue was US$36.3million, an increase of 31% from US$27.6 million last quarter and 320% from US$8.7 million during the third quarter of 2017. The increases were primarily due to the rapid growth of DAUs of portfolio products.

It is estimated that, of the total advertising revenue for the third quarter of 2018, the portfolio products contributed approximately 67%, TouchPal Smart Input contributed approximately 18% and TouchPal Phonebook contributed approximately 15%.

Cost and Operating Expenses

	3Q 2018		2Q 2018		3Q 2017
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	QoQ % Change	YoY % change
Cost of revenue	3,408	9.3%	3,828	13.5%	4,850	52.8%	(11.0)%	(29.7)%
Sales and marketing	22,546	61.3%	15,655	55.2%	4,672	50.9%	44.0%	382.6%
Research and development	5,169	14.1%	4,494	15.8%	3,627	39.5%	15.0%	42.5%
General and administrative	2,962	8.1%	2,279	8.0%	1,350	14.7%	30.0%	119.4%
Total Cost and Expenses	34,085	92.7%	26,256	92.6%	14,499	157.8%	29.8%	135.1%

Share-based compensation expenses by function
Cost of revenue	15	0.0%	15	0.1%	12	0.1%	(1.8)%	24.6%
Sales and marketing	33	0.1%	33	0.1%	22	0.2%	1.1%	47.3%
Research and development	501	1.4%	470	1.7%	140	1.5%	6.6%	256.4%
General and administrative	109	0.3%	95	0.3%	58	0.6%	14.0%	87.8%
Total share-based compensation expense	658	1.8%	613	2.2%	232	2.5%	7.2%	182.4%

Cost of revenue was US$3.4 million, a decrease of 11% from US$3.8 million in the second quarter of 2018 and 29.7% from US$4.9 million during the same period last year. The sequential and year-on-year decrease was mainly due to a decrease in VoIP related expense as a result of our continuous effort to improve telecommunication services utilization efficiency.

Gross profit was US$33.4 million, an increase of 36.1% from US$24.5 million last quarter and 6.7 times from US$ 4.3 million in the third quarter of 2017. Gross profit margin was 90.7%, compared to 86.5% last quarter and 47.2% in the same period last year.

Sales and marketing expenses were US$22.5 million, an increase of 44.0% from US$15.7 million last quarter and 382.6% from US$4.7 million during the same period last year. As a percentage of total revenue, sales and marketing expenses accounted for 61.3%, compared to 55.2% last quarter and 50.9% during the same period last year. The sequential and year-on-year increases in sales and marketing expenses as a percentage of total revenue were primarily due to increased investment in user acquisition.

Research and development expenses were US$5.2 million, an increase of 15.0% from US$4.5 million last quarter and 42.5% from US$3.6 million during the same period last year. The sequential and year-on-year increases were primarily due to the increased R&D staff cost to keep the competency of our technology. As a percentage of total revenue, research and development expenses accounted for 14.1%, compared to 15.8% last quarter and 39.5% during the same period last year.

General and administrative expenses were US$3.0 million, an increase of 30.0% from US$2.3 million last quarter and 119.4% from US$1.4 million during the same period last year. The increases were mainly due to the increase in staff headcount and professional services fees. As a percentage of total revenue, general and administrative expenses accounted for 8.1%, compared to 8.0% last quarter and 14.7% during the same period last year.

Net income was US$2.8 million, compared to US$2.1 million last quarter, representing 30.8% growth, and a net loss of US$5.2 million during the same period last year.

Adjusted net (loss) income, a non-GAAP financial measure, represents net (loss) income excluding share-based compensation and compensation from ordinary share repurchase. Adjusted net income was US$3.5 million, an increase of 25.6% from US$2.8 million last quarter and an increase of US$8.4 million from adjusted net loss of USD4.9 million in the same period last year.

In US$ thousands, except percentage	3Q 2018	2Q 2018	3Q 2017	QoQ % Change	YoY % change
Net (loss) income	2,798	2,139	(5,173)	30.8%	/
Add: Share-based Compensation related to share options and restricted share units	658	613	232	7.2%	182.4%
Adjusted Net (Loss) Income (Non-GAAP)	3,456	2,752	(4,941)	25.6%	/

Basic and diluted net income per ADS were US$0.05 and US$0.04 in the third quarter of 2018, and basic and diluted Adjusted Net Income (Non-GAAP) per ADS were US$0.06 and US$0.05 in this period.

Balance Sheet and Cash Flow

As of September 30, 2018, Cash and cash equivalents was US$29.4 million compared to US$26.7 million as of December 31, 2017. No loans remained as the Company repaid all bank borrowings in the third quarter of 2018. The proceeds from the IPO of the Company on the New York Stock Exchange on September 28, 2018 were not received by the Company until October 2, 2018.

Net cash inflow from operating activities during the third quarter of 2018 was US$5.3 million, compared to outflow from operations of US$7.0 million for the corresponding period in 2017.

Business Outlook

For the fourth quarter of 2018, CooTek expects total revenue to be between US$46 million and US$47 million, representing a 141.7% to 146.9% increase year-on-year.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00am U.S. Eastern Time, (9:00pm Beijing/Hong Kong time) on November 14, 2018, following the quarterly results announcement.

The dial-in details for the live conference call are:

U.S. Toll Free: 1-888-346-8982

Mainland China: 4001-201-203

Hong Kong: 800-905-945

International: 1-412-902-4272

Passcode: 10126179

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, news and short videos, healthcare, lifestyle and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net income (loss) that is adjusted from results based on GAAP to exclude the impact of share-based compensation and compensation expense related to ordinary share repurchase. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jean Zhang

Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2017	2018	2018	2017	2018
	US$	US$	US$	US$	US$
	(in thousands, except for share and per share data)
Net revenues	9,187	28,359	36,787	18,300	87,065
Cost of revenues	(4,850)	(3,828)	(3,408)	(15,022)	(11,446)
Gross Profit	4,337	24,531	33,379	3,278	75,619
Operating expenses:
Sales and marketing expenses	(4,672)	(15,655)	(22,546)	(10,325)	(48,892)
Research and development expenses	(3,627)	(4,494)	(5,169)	(9,274)	(13,491)
General and administrative expenses	(1,350)	(2,279)	(2,962)	(5,384)	(7,104)
Other operating income, net	29	48	13	147	83
Total operating expenses	(9,620)	(22,380)	(30,664)	(24,836)	(69,404)
(Loss) Income from operations	(5,283)	2,151	2,715	(21,558)	6,215
Interest income, net	166	9	37	332	108
Foreign exchange (loss) gain	(56)	(21)	46	(181)	(13)
(Loss) income before income taxes	(5,173)	2,139	2,798	(21,407)	6,310
Income tax expense	—	—	—	(1)	—
Net (loss) income	(5,173)	2,139	2,798	(21,408)	6,310
Net (loss) income per ordinary share
Basic	(0.01)	0.001	0.001	(0.02)	0.002
Diluted	(0.01)	0.001	0.001	(0.02)	0.002
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	898,393,690	898,393,690	898,393,690	898,912,307	898,393,690
Diluted	898,393,690	1,047,952,460	1,038,101,836	898,912,307	1,021,309,169
Non-GAAP Financial Data
Adjusted Net (Loss) Income	(4,941)	2,752	3,456	(19,196)	7,858

Unaudited Condensed Consolidated Balance Sheets

	As of
	December 31, 2017	September 30, 2018
	US$	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	26,720	29,448
Restricted cash	306	—
Accounts receivable, net of allowance for doubtful accounts of $1,295,149 and $1,286,238 as of December 31, 2017 and September 30, 2018, respectively	10,980	17,855
Amounts due from related parties	341	—
Deferred offering cost *	—	3,026
Prepaid expenses and other current assets	5,392	4,689
Total current assets	43,739	55,018
Long-term investments	—	500
Property and equipment, net	1,944	2,814
Amounts due from related parties-non-current	24	—
Other non-current assets	554	525
TOTAL ASSETS	46,261	58,857
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	5,433	13,741
Short-term bank borrowings and current portion of long-term bank borrowings	3,193	—
Accrued salary and benefits	3,245	2,549
Accrued expenses and other current liabilities**	2,422	4,962
Deferred revenue	522	329
Total current liabilities	14,815	21,581
Deferred government subsidies	—	272
TOTAL LIABILITIES	14,815	21,853

Unaudited Condensed Consolidated Balance Sheets (continued):

	As of
	December 31, 2017	September 30, 2018
	US$	US$

Commitments
Convertible redeemable preferred shares***	156,368	156,368

Shareholders’ equity (deficit)*** :
Ordinary shares (US$0.00001 par value; 2,920,061,989 shares authorized and 898,393,690 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	9	9
Additional paid-in capital	876	2,425
Accumulated deficit	(126,900)	(120,590)
Accumulated other comprehensive income (loss)	1,093	(1,208)
Total Shareholders’ Equity (Deficit)	(124,922)	(119,364)
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	46,261	58,857

* The Deferred offering cost included expenses related to the initial public offering (“IPO”) as of September 30, 2018.

** Accrued expenses and other current liabilities included approximately US$2.7 million unpaid expenses related to the initial public offering (“IPO”) as of September 30, 2018.

*** As the closing date of the initial public offering (“IPO”) was October 2, 2018, the Shareholders’ equity and Convertible redeemable preferred shares as of September 30, 2018 do not reflect the effect of the IPO completed on October 2, 2018.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three Months Ended,			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2017	2018	2018	2017	2018
	US$	US$	US$	US$	US$
	(in thousands)

Net cash provided by (used in) operating activities	(7,023)	1,961	5,265	(26,823)	9,805
Net cash used in investing activities	(305)	(333)	(915)	(1,407)	(1,863)
Net cash provided by (used in) financing activities	(554)	(544)	(2,463)	13,140	(3,565)
Net increase (decrease) in cash and cash equivalents	(7,882)	1,084	1,887	(15,090)	4,377
Cash, cash equivalents, and restricted cash at beginning of period	34,681	29,018	27,689	41,345	27,026
Effect of exchange rate changes on cash and cash equivalents	121	(2,413)	(128)	665	(1,955)
Cash, cash equivalents, and restricted cash at end of period	26,920	27,689	29,448	26,920	29,448

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended,			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2017	2018	2018	2017	2018
	US$	US$	US$	US$	US$
	(in thousands, except for share and per share data)

Net (loss) income	(5,173)	2,139	2,798	(21,408)	6,310
Add:
Share-based compensation related to share options and restricted share units	232	613	658	664	1,548
Compensation expense related to ordinary share repurchase	—	—	—	1,548	—
Adjusted Net (Loss) Income (Non-GAAP)*	(4,941)	2,752	3,456	(19,196)	7,858

* The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.